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EXHIBIT 99

Decoma International Inc.

Q3

[GRAPHIC]

THIRD QUARTER REPORT
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003

DECOMA INTERNATIONAL INC. is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

All amounts in this Quarterly Report are expressed in U.S. dollars unless otherwise noted.

CONTENTS

To Our Shareholders	1
Management's Discussion and Analysis of Results of Operations and Financial Position	2
Consolidated Balance Sheets	20
Consolidated Statements of Income and Retained Earnings	21
Consolidated Statements of Cash Flows	22
Notes to Consolidated Financial Statements	23

This Quarterly Report contains forward looking statements within the meaning of applicable securities legislation. As such, readers are specifically referred to the "Forward Looking Statements" section of the Management's Discussion and Analysis of Results of Operations and Financial Position set out on page 19 of this report.

TO OUR SHAREHOLDERS

Alan J. Power President and Chief Executive Officer

The third quarter of 2003 was another solid quarter for Decoma. Growth in our average content per vehicle in both North America and Europe helped us to offset the impact on our sales from lower North American production volumes.

Our third quarter results reflect the positive impacts of recent acquisitions, new facility start-ups, continued operating improvements, cost reductions throughout the Company, new programs and takeover contracts. These positive impacts were partially offset by the negative impact on earnings of our investments in new facilities.

During the quarter, Decoma continued to experience strong pressure to renegotiate prices and offer further givebacks to our customers. These pressures continue to intensify. However, we continue to effectively combat these pressures through innovation and productivity improvements.

Going forward, we will continue our focus on achieving operational improvements at our European operations. As well, we will continue in our efforts to expand our business with our new domestic customers and in growing our newly acquired lighting operations. Finally, we continue to believe that our investments in new facilities will cement our market leading position in exteriors and allow us to expand both sales and earnings over the next several years.

ALAN J. POWER
President and Chief Executive Officer

Decoma International Inc. 2003        1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL POSITION

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2003, included elsewhere herein, and the Company's consolidated financial statements and MD&A for the year ended December 31, 2002, included in the Company's Annual Report to Shareholders for 2002.

IMPACT OF TRANSLATION OF FOREIGN CURRENCY RESULTS OF OPERATIONS INTO
THE COMPANY'S U.S. DOLLAR REPORTING CURRENCY

	Three Month Periods Ended Sept. 30,			Nine Month Periods Ended Sept. 30,
	2003	2002	% Change	2003	2002	% Change
1 Cdn$ equals U.S. dollars	0.725	0.640	13.3%	0.701	0.637	10.0%
1 Euro equals U.S. dollars	1.124	0.984	14.2%	1.112	0.927	20.0%
1 British Pound equals U.S. dollars	1.609	1.549	3.9%	1.611	1.479	8.9%

The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and its U.S. dollar reporting currency. Significant changes in the exchange rates of these currencies against the U.S. dollar impact the reported U.S. dollar amounts of the Company's results of operations.

The results of foreign operations are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where significant.

In addition to the impact of movements in exchange rates on translation of foreign operations into U.S. dollars, the Company's results can also be influenced by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of historical hedging programs employed by the Company, current period results have not been significantly impacted by foreign currency transactions and the recent movements in exchange rates. The Company records foreign currency transactions at the hedged rate.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results. This MD&A makes reference to the impact of these amounts where significant.

OVERVIEW

Total sales grew to $556.4 million in the third quarter of 2003. Total sales benefited $41.8 million from translation. Excluding the impact of translation, total sales increased $49.1 million or 10% over the third quarter of 2002 due primarily to the acquisition of certain of Federal Mogul's original equipment automotive lighting operations (the "FM Lighting Acquisition") in the second quarter of 2003, sales at recent new European facility startups and higher tooling sales.

Diluted earnings per share was $0.16 in the third quarter of 2003 compared to $0.21 for the third quarter of 2002. This decline is primarily attributable to an increase in the average number of diluted Class A Subordinate Voting and Class B Shares outstanding due to the issuance in March 2003 of Cdn$100 million of 6.5% convertible unsecured subordinated debentures (the "Debentures") and due to a $3.9 million decline in net income in the third quarter of 2003 compared to the third quarter of 2002. The decline in net income was due to an increase in European operating losses; the impact on North American operating income of the changeover of a number of large production programs; lower production volumes on certain high content programs; costs associated with the Company's new mould and paint facility currently under construction in the Southern United States ("Decostar"); customer pricing pressures; and the impact on the corporate segment of foreign exchange losses on U.S. dollar denominated monetary items held in Canada.

2        Decoma International Inc. 2003

RESULTS OF OPERATIONS

Three Month Periods Ended September 30, 2003 and 2002

Sales

	Three Month Periods Ended Sept. 30,
	2003	2002	% Change
Light Vehicle Production Volumes (in millions)
North America	3.7	3.8	(3%	)
Western Europe	3.6	3.6	—

Average Content Per Vehicle (U.S. dollars)
North America	$94	$81	16%
Europe	42	34	24%

Production Sales (U.S. dollars in millions)
North America	$343.5	$312.7	10%
Europe
Excluding Merplas	145.6	114.7	27%
Merplas	6.4	8.7	(26%	)

Total Europe	152.0	123.4	23%
Global Tooling and Other Sales	60.9	29.4	107%

Total Sales	$556.4	$465.5	20%

Average content per vehicle in North America and in Europe has been calculated by dividing the Company's North American and European production sales by the industry's North American and European light vehicle production volumes, respectively. Excluding the effects of translation, continued growth in average content per vehicle provides a measure of the Company's ability to sell its products onto new vehicle platforms and/or expand its sales onto existing vehicle platforms. Increases in average content per vehicle may result from any one or more of: the award of takeover business; the acquisition of competitors; the expansion of the Company's existing product markets (i.e. the conversion of bumpers from steel to plastic); and the introduction of new products.

North America

North American production sales grew by 10% to $343.5 million in the third quarter of 2003.

A 3% decline in North American vehicle production volumes negatively impacted sales by $16.1 million. However, this decline was offset by significant growth in North American content per vehicle. North American content per vehicle grew $13 or 16% to approximately $94 for the third quarter of 2003.

Translation of Canadian dollar sales into the Company's U.S. dollar reporting currency added approximately $25.2 million to production sales and $7 to North American content per vehicle. In addition, the FM Lighting Acquisition added approximately $16.5 million to production sales and $5 to North American content per vehicle.

The remaining net $5.2 million increase in production sales and $1 increase in North American content per vehicle was due to:

  •
  new takeover business including certain General Motors lighting and Ford running board programs;

  •
  sales on programs that launched during or subsequent to the third quarter of 2002 including the General Motors GMX 367 (Grand Prix) and the GMX 380 (Malibu) programs, the DaimlerChrysler AN (Dakota) program serviced by a new Michigan based specialty vehicle assembly facility launched by the Company in the fourth quarter of 2002, the Ford U231 (Aviator) program and the BMW E85 (Z4) program amongst others; and

  •
  strong volumes on other high content production programs including the General Motors GMX 210 (Impala), GMX 320 (Cadillac CTS) and GMT 820 C and D (Cadillac Escalade and Denali SUV) programs.

Decoma International Inc. 2003        3

These increases were partially offset by:

  •
  end of production on the DaimlerChrysler LH (Concorde, Intrepid and 300M) program during the current quarter (the new DaimlerChrysler LX program does not launch until the first quarter of 2004);

  •
  lower production volumes as a result of the changeover of the Ford WIN 126 (Windstar) program to the V229 (Freestar) program during the current quarter;

  •
  end of production on the General Motors MS2000 (Grand Prix) program;

  •
  lower production volumes on certain other long running high content programs including the Ford U152 (Explorer) and EN114 (Crown Victoria, Grand Marquis) programs and the DaimlerChrysler JR (Stratus, Sebring and Sebring Convertible), RS (Minivan) and PT Cruiser programs;

  •
  reduced painting content on the GMT 805 (Avalanche) and GMT 806 (Escalade EXT) programs in Mexico;

  •
  reduced content on the DaimlerChrysler RS (Minivan) program; and

  •
  the closure of the Company's specialty vehicle operation in Montreal due to the end of production of the F Car (Camaro, Firebird) at General Motors' St. Therese assembly plant in the third quarter of 2002.

Europe

European production sales increased 23% to $152.0 million in the third quarter of 2003 on level production volumes. European content per vehicle grew $8 or 24% to approximately $42 for the third quarter of 2003. Content growth was driven by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency. This added approximately $14.3 million to European production sales and $4 to European content per vehicle.

Content growth was also driven by sales at recent new facility startups in the latter part of 2002 and the first half of 2003 including the launch of the VW Group T5 (Transit Van) fascia production and front end module assembly and sequencing contract at the Company's new Modultec and Formatex facilities in Germany and Poland; the launch of the DaimlerChrysler Mercedes E Class 4 Matic front end module assembly and sequencing contract at the Company's new Graz, Austria facility; and other VW front end module assembly and sequencing contracts as a result of the takeover of an assembly and sequencing facility in Belgium (the Brussels Sequencing Centre) during the second quarter of 2003. These new facilities collectively added approximately $26.8 million to production sales and $7 to European content per vehicle.

The remaining net $12.5 million reduction in production sales and $3 reduction in content per vehicle is due to a number of factors including a decline in production volumes on the Jaguar X400 program produced at Merplas. Merplas' sales declined from $8.7 million in the third quarter of 2002 to $6.4 million in the third quarter of 2003. Adjusting to eliminate the impact of translation of British Pound sales into U.S. dollars, Merplas' sales declined $2.6 million negatively impacting European content per vehicle by $1. In addition, European content was negatively impacted by lower volumes on certain long running high content programs such as the DaimlerChrysler Mercedes C Class and Ford Mondeo programs and the completion of the Audi TT hard top program. These factors were partially offset by the launch of various new Audi production programs at the Company's facilities in Germany and strong volumes on the Opel Vectra program.

Global Tooling and Other

Tooling and other sales on a global basis increased 107% to $60.9 million for the third quarter of 2003. The increase came in both North America and Europe and is primarily related to the Ford U204 (Escape) refresh program in North America and the VW Group A5 (Golf) program in Europe.

Gross Margin

Gross margin increased to $99.0 million in the third quarter of 2003 compared to $93.8 million in the third quarter of 2002. As a percentage of total sales, gross margin declined to 17.8% compared to 20.2% for the third quarters of 2003 and 2002, respectively.

The decline in the gross margin percentage is due to a substantial increase in tooling sales; a decline in European gross margin due to continued operating inefficiencies, costs incurred to support future European sales growth and growth in European front end module assembly and sequencing sales and the lower margins associated with purchased components; the changeover of a number of large North American production programs; lower North American production volumes including lower volumes on certain long running high content programs; OEM price concessions; spending at the Company's Decostar facility; and growth in the Company's lighting business which currently operates at lower margins.

These negative impacts were partially offset by the Company's ongoing continuous improvement programs.

4        Decoma International Inc. 2003

Depreciation and Amortization

Depreciation and amortization costs increased to $22.3 million for the third quarter of 2003 compared to $19.8 million for the third quarter of 2002. Of this increase, $1.6 million is attributable to the translation of Canadian dollar, Euro and British Pound depreciation expense into the Company's U.S. dollar reporting currency. The remaining increase is due to the Company's ongoing capital spending program.

The Company's current capital spending program incorporates significant amounts for two greenfield projects, being the Decostar project and a new paint line at the Company's Belplas facility in Belgium. Depreciation will not commence on these projects until commercial production begins at Decostar, which is now scheduled for early 2005, and at the new Belplas paint line in the fourth quarter of 2003.

Selling, General and Administrative ("S,G&A")

S,G&A costs were $42.2 million for the third quarter of 2003, up from $32.5 million for the third quarter of 2002. This increase reflects the translation of Canadian dollar, Euro and British Pound S,G&A costs into the Company's U.S. dollar reporting currency which increased reported S,G&A dollars by $3.2 million. In addition, foreign exchange losses increased by $1.2 million in the third quarter of 2003 largely on U.S. dollar denominated monetary items held within the Company's Canadian operations.

The remainder of the increase in S,G&A expense is related to the Company's Decostar and Belplas projects; the FM Lighting Acquisition; severance costs; and additional S,G&A expense at recently launched facilities including Modultec, Formatex, Graz and the Brussels Sequencing Centre in Europe and a new specialty vehicle facility in Michigan.

As a percentage of sales, S,G&A increased to 7.6% for the third quarter of 2003 compared to 7.0% for the third quarter of 2002.

In addition to the benefits provided by Magna to Decoma under the affiliation agreement noted below, Magna provides certain management and administrative services to the Company, including specialized legal, environmental, immigration, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The Company is currently in discussions with Magna with respect to a formal agreement detailing these arrangements. The cost of management and administrative services provided by Magna and included in S,G&A was $1.1 million for the third quarter of 2003 compared to $0.8 million for the third quarter of 2002. The increase is due to translation of Canadian dollar fees into the Company's U.S. dollar reporting currency and to an increase in the cost of the services provided.

Affiliation and Social Fees

The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement provides the Company with, amongst other things, certain trademark rights, access to Magna's management and to its operating principles and policies, Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance, technology development assistance and human resource management assistance.

As previously disclosed, the Company entered into an amended agreement with Magna effective August 1, 2002. Affiliation fees payable under the amended agreement were reduced to 1% of Decoma's consolidated net sales (as defined in the agreement) from the 1.5% rate that previously applied. In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition. The amended agreement also entitled Decoma to a credit equal to 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002. In addition, Decoma was entitled to a credit equal to 1.5% of 2001 consolidated net sales derived from the acquisition of Autosystems and 50% of 1.25% of January 1, 2002 to July 31, 2002 consolidated net sales derived from Autosystems.

Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities. The Company pays 1.5% of its consolidated pretax profits to Magna which in turn allocates such amount to social and other charitable programs on behalf of Magna and its affiliated companies, including Decoma.

Affiliation and social fee expense for the third quarter of 2003 increased to $5.7 million from $5.4 million for the third quarter of 2002. Affiliation fee expense in the third quarter of 2002 was 1.25%, 1.0% and 1.0% on consolidated net sales for July, August and September, respectively, less the Autosystems related fee holiday. Affiliation fees for the third quarter of 2003 were 1.0% of consolidated net sales. The increase in affiliation and social fee expenses is the result of the increase in consolidated net sales on which the affiliation fees are calculated, partially offset by a lower effective affiliation fee rate in the month of July and reduced social fee expenses due to a reduction in the pretax profits on which the social fees are calculated.

Decoma International Inc. 2003        5

Operating Income

	Three Month Periods Ended Sept. 30,
(U.S. dollars in millions)	2003	2002	% Change
Operating Income
North America	$42.9	$42.1	2%
Europe
Excluding Merplas	(6.9)	(0.6)
Merplas	(2.1)	(3.0)

Total Europe	(9.0)	(3.6)
Corporate	(5.0)	(2.4)

Total Operating Income	$28.9	$36.1	(20%	)

As a percentage of total sales, operating income was 5.2% for the third quarter of 2003 compared to 7.8% for the third quarter of 2002.

The increase in the corporate segment operating loss is substantially attributable to foreign exchange losses of $1.3 million on U.S. dollar denominated monetary items held in Canada and to one time severance costs.

North America

North American operating income was substantially unchanged at $42.9 million for the third quarter of 2003. As a percentage of total North American sales, North American operating income was 11.5% in the third quarter of 2003 compared to 12.7% in the third quarter of 2002.

North American operating income was negatively impacted by:

  •
  the changeover of a number of large production programs including end of production on the DaimlerChrysler LH (Concorde, Intrepid and 300M) program (the new DaimlerChrysler LX program does not launch until the first quarter of 2004) and the changeover of the Ford WIN126 (Windstar) program to the V229 (Freestar) program;

  •
  lower North American vehicle production volumes including lower production volumes on certain long running high content programs;

  •
  OEM price concessions;

  •
  Decostar period costs totalling $1.5 million; and

  •
  the effects of the August electricity blackout and the subsequent period of recovery.

The above items were partially offset by:

  •
  contributions from sales on programs that launched during or subsequent to the third quarter of 2002;

  •
  contributions from the FM Lighting Acquisition and from new takeover business at the Company's Autosystems lighting facilities which helped to offset acquisition integration costs;

  •
  contributions from strong volumes on certain high content production programs; and

  •
  increased contributions as a result of the Company's ongoing continuous improvement programs.

Europe

European operating losses were $9.0 million for the third quarter of 2003 compared to operating losses of $3.6 million for the third quarter of 2002. European operating income continues to be negatively impacted by efficiency and other performance issues at the Company's Prometall and Decoform facilities. Operating income at these facilities declined by $4.3 million in the third quarter of 2003 compared to the third quarter of 2002. In addition to the impact of operating inefficiencies, this decline is also the result of:

  •
  costs associated with various Audi production programs recently launched at these facilities;

  •
  costs associated with various Porsche programs that will launch in 2004 at a new assembly and sequencing facility in Zuffenhausen, Germany with fascia and related trim production currently scheduled to come from the Company's existing Decoform facility and from third parties; and

  •
  costs associated with the transfer, to a new facility located in Germany, and start-up of the Prometall operations.

6        Decoma International Inc. 2003

In addition, the Company's Decotrim exterior trim facility in Belgium continues to be impacted by competitive pricing pressures and open capacity. Decotrim's operating losses grew $0.7 million in third quarter of 2003 compared to the third quarter of 2002.

Operating results were also negatively impacted by costs incurred to support European sales growth including:

  •
  costs associated with establishing the Company's Formatex moulding, assembly and sequencing facility located in Poland to service the VW Group T5 (Transit Van) and the SLW (City Car) Polish production programs (operations commenced at a temporary facility in the second quarter of 2003); and

  •
  costs associated with the construction and launch of the Company's new Belplas paint line and the takeover of the Brussels Sequencing Centre both to service a portion of the production volume on the VW Group A5 (Golf) program commencing in the fourth quarter of 2003.

The aggregate net change in operating income in the third quarter of 2003 compared to the third quarter of 2002 at Formatex, Belplas and the Brussels Sequencing Centre was a reduction of $3.9 million.

The above costs were partially offset by:

  •
  income now being generated at the Company's Modultec mould in colour, assembly and sequencing facility which was launched in Germany in the fourth quarter of 2002 to supply the VW Group T5 (Transit Van) program and the Company's Graz, Austria assembly and sequencing facility which was launched in the first quarter of 2003 to supply Magna Steyr's DaimlerChrysler Mercedes E Class 4 Matic program (the aggregate net change in operating income in the third quarter of 2003 compared to the third quarter of 2002 at Modultec and Graz, was an improvement of $1.5 million);

  •
  improvements at the Company's other European facilities, most notably within the paint operations at its Decorate trim facility in Germany; and

  •
  continued strong operating profits generated at the Company's Innoplas fascia facility in Germany despite lower production volumes on its highest content program, the DaimlerChrysler Mercedes C Class, and costs associated with the DaimlerChrysler Mercedes A Class program that will launch in the fourth quarter of 2004.

Finally, Merplas' operating loss improved to $2.1 million for the third quarter of 2003 compared to a loss of $3.0 million for the third quarter of 2002. This improvement was realized despite the reduced fixed cost coverage effects of a significant drop in production sales as a result of lower Jaguar X400 production volumes. The improvement relates, in part, to the recovery of tooling and engineering costs that were expensed in prior periods. However, the balance of the improvement reflects the impact of significant operating improvements implemented at Merplas over the last two years. Readers are asked to refer to the "Outlook — United Kingdom" section of this MD&A for further discussion regarding Merplas.

Equity Income

Income from equity accounted investments, which includes the Company's 40% share of Bestop, Inc. ("Bestop") and Modular Automotive Systems, LLC, increased to $0.4 million for the third quarter of 2003 compared to a loss of $0.3 million for the third quarter of 2002 due to closure costs accrued in the third quarter of 2002 with respect to one of Bestop's facilities.

Interest Expense

Interest expense for the third quarter of 2003 declined to $2.6 million compared to $3.1 million for the third quarter of 2002 as a result of lower interest rates and a reduction in average interest bearing net debt (including bank indebtedness, long-term debt including current portion and debt due to Magna including current portion, less cash and cash equivalents) levels. The interest rate paid on the first tranche of Euro denominated debt due to Magna declined from 7.0% in the third quarter of 2002 to 3.14% in the third quarter of 2003.

Amortization of Discount on Convertible Series Preferred Shares

The Company's amortization of the discount on the portion of the Convertible Series Preferred Shares classified as debt increased to $2.3 million for the third quarter of 2003 compared to $2.0 million for the third quarter of 2002. The increase reflects the translation of Canadian dollar amortization into the Company's U.S. dollar reporting currency and increased amortization on the Series 4 and 5 Convertible Series Preferred Shares as the liability amount approaches face value, partially offset by lower amortization as a result of the discount on the Series 3 Convertible Series Preferred Shares being fully amortized as of July 31, 2002.

Income Taxes

The Company's effective income tax rate for the third quarter of 2003 increased to 39.6% from 39.4% for the third quarter of 2002. The effective income tax rate for the third quarter of 2003 increased as European losses that are not currently being tax benefited and non-deductible Convertible Series Preferred Share amortization both grew in proportion to the Company's consolidated pretax income.

Decoma International Inc. 2003        7

The Company's effective tax rate continues to be high due to Convertible Series Preferred Share amortization which is not deductible for tax purposes and losses which are not being tax benefited primarily in the United Kingdom, Belgium and Poland. Cumulative unbenefited tax loss carryforwards total approximately $104 million. Substantially all of these losses have no expiry date and will be available to shelter future taxable income in these jurisdictions.

Net Income

Net income for the third quarter of 2003 declined to $14.8 million from $18.6 million for the third quarter of 2002.

This decline is primarily attributable to an increase in European operating losses; the impact on North American operating income of program changeovers, lower production volumes and lower volumes on certain high content programs, Decostar costs and OEM customer pricing pressures; and foreign exchange losses in the corporate segment.

Financing Charges

The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (comprised of dividends declared on the Convertible Series Preferred Shares less the reduction of the Convertible Series Preferred Shares dividend equity component) increased to $1.5 million for the third quarter of 2003 compared to $1.1 million for the third quarter of 2002. The increase reflects translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency and a reduction in the Convertible Series Preferred Shares dividend equity component offset as the portion of the dividend equity component related to the Series 1, 2 and 3 Convertible Series Preferred Shares was previously fully utilized.

In March of 2003, the Company issued the Debentures. Financing charges, net of income tax recoveries, related to the Debentures were $1.0 million in the third quarter of 2003. The Company has the option to settle Debenture interest, and principal on redemption or maturity, with Class A Subordinate Voting Shares. In addition, the holders of the Debentures have the right to convert the Debentures into Class A Subordinate Voting Shares at a fixed price at any time. As a result, under Canadian generally accepted accounting principles ("GAAP"), the Debentures are presented as equity and the carrying costs associated with the Debentures are charged to retained earnings. Therefore, Debenture carrying charges do not impact net income. However, because interest on the Debentures is paid in preference to common shareholders, the Debenture carrying charges reduce net income attributable to Class A Subordinate Voting and Class B Shares. Readers are asked to refer to note 9 to the Company's unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2003 included elsewhere herein for further discussion regarding the Debentures.

Diluted Earnings Per Share

	Three Month Periods Ended Sept. 30
	2003	2002	% Change
Earnings per Class A Subordinate Voting or Class B Share (U.S. dollars)
Basic	$0.17	$0.26	(35%	)
Diluted	0.16	0.21	(24%	)

Average number of Class A Subordinate Voting and Class B Shares Outstanding (in millions)
Basic	73.2	67.9	8%
Diluted	106.4	98.4	8%

Diluted earnings per share for the third quarter of 2003 declined to $0.16. The decrease is due to the decline in net income and an increase in the weighted average number of diluted Class A Subordinate Voting and Class B Shares outstanding, up 8% to 106.4 million for the third quarter of 2003. The increase is the result of the issuance of the Debentures and the issuance of 451,400 and 548,600 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the third quarter of 2002 and second quarter of 2003, respectively.

The increase in the weighted average number of basic Class A Subordinate Voting and Class B Shares outstanding is due to the issuance of 14,895,729 Class A Subordinate Voting Shares on conversion of the Series 1, 2 and 3 Convertible Series Preferred Shares during the quarter. This transaction negatively impacted basic earnings per share but had no impact on diluted shares outstanding or diluted earnings per share. Readers are asked to refer to the "Consolidated Capitalization" section of this MD&A for further discussion regarding the conversion.

8        Decoma International Inc. 2003

Nine Month Periods Ended September 30, 2003 and 2002

Sales

	Nine Month Periods Ended Sept. 30,
	2003	2002	% Change
Light Vehicle Production Volumes (in millions)
North America	12.0	12.5	(4%	)
Western Europe	12.3	12.2	1%

Average Content Per Vehicle (U.S. dollars)
North America	$92	$84	10%
Europe	37	30	23%

Production Sales (U.S. dollars in millions)
North America	$1,100.0	$1,041.5	6%
Europe
Excluding Merplas	431.8	339.9	27%
Merplas	19.9	28.0	(29%	)

Total Europe	451.7	367.9	23%
Global Tooling and Other Sales	158.0	119.1	33%

Total Sales	$1,709.7	$1,528.5	12%

Operating Income (U.S. dollars in millions)
North America	$159.5	$148.7	7%
Europe
Excluding Merplas	(3.1)	6.7
Merplas	(8.8)	(10.6)	17%
Merplas deferred preproduction expenditure write-off	—	(8.3)

Total Europe	(11.9)	(12.2)	2%
Corporate	(14.8)	(5.5)

Total Operating Income	$132.8	$131.0	1%

Earnings per Class A Subordinate
Voting or Class B Share (U.S. dollars)
Basic	$1.00	$0.98	2%
Diluted	0.80	0.78	3%

Average number of Class A Subordinate Voting and Class B Shares Outstanding (in millions)
Basic	69.8	67.7	3%
Diluted	103.5	98.3	5%

North America

North American production sales grew by 6% to $1,100.0 million in the first nine months of 2003.

A 4% decline in North American vehicle production volumes negatively impacted sales by $43.6 million. However, this decline was offset by significant growth in North American content per vehicle which grew $8 or 10% to approximately $92 for the first nine months of 2003.

Translation of Canadian dollar sales into the Company's U.S. dollar reporting currency added approximately $62.9 million to production sales and $5 to North American content per vehicle. In addition, the FM Lighting Acquisition added approximately $29.8 million to production sales and $2 to North American content per vehicle.

The remaining $9.4 million increase in North American production sales and $1 increase in North American content per vehicle is the result of new takeover business; sales on programs that launched during or subsequent to the third quarter of 2002; and strong volumes on certain high content programs; partially offset by the changeover of a number of large production programs; lower production volumes on certain long running high content programs; reduced content on certain programs; the closure of the Company's Montreal based specialty vehicle operation; and the sale of a non-core North American operating division in the first quarter of 2002.

Decoma International Inc. 2003        9

Europe

European production sales increased 23% to $451.7 million in the first nine months of 2003 on substantially level European production volumes. European content per vehicle grew $7 or 23% to approximately $37. Content growth was driven by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency which added approximately $62.8 million to production sales and $5 to European content per vehicle.

Content growth was also driven by sales at recent new facility startups in the latter part of 2002 and the first nine months of 2003 (including Modultec, Formatex, Graz and the Brussels Sequencing Centre). These new facilities collectively added approximately $50.1 million to production sales and $4 to European content per vehicle.

The remaining net $29.1 million reduction in production sales and $2 reduction in European content per vehicle is due to a number of factors including a decline in production volumes on the Jaguar X400 program produced at Merplas. Adjusting to eliminate the impact of translation of British Pound sales into U.S. dollars, Merplas' sales declined $10.6 million negatively impacting European content per vehicle by $1. In addition, lower volumes on certain long running high content programs, the cancellation of DaimlerChrysler PT Cruiser production in Europe and the completion of the Audi TT hard top program negatively impacted European content growth. These factors were partially offset by the launch of various new Audi production programs at the Company's facilities in Germany.

Global Tooling and Other

Tooling and other sales on a global basis increased 33% to $158.0 million for the first nine months of 2003. The increase came primarily in the current quarter and is related to the Ford U204 (Escape) refresh program in North America and the VW Group A5 (Golf) program in Europe.

Sales by Customer

The Company's sales by customer breakdown for the first nine months of 2003 and 2002 was as follows:

	Nine Month Period Ended Sept. 30, 2003			Nine Month Period Ended Sept. 30, 2002
	North America	Europe	Global	North America	Europe	Global
Traditional "Big 3" Brands
Ford	26.1%	2.2%	28.3%	26.6%	2.1%	28.7%
GM / Opel / Vauxhaull	22.2%	1.9%	24.1%	24.1%	1.4%	25.5%
Chrysler	13.3%	0.9%	14.2%	14.1%	0.7%	14.8%

	61.6%	5.0%	66.6%	64.8%	4.2%	69.0%
Mercedes	—	8.8%	8.8%	—	9.9%	9.9%
VW Group	0.1%	8.0%	8.1%	0.1%	3.8%	3.9%
BMW	0.7%	1.8%	2.5%	0.3%	1.5%	1.8%
Ford Premier Automotive Group ("Ford PAG")	—	2.0%	2.0%	0.1%	2.3%	2.4%
Renault Nissan	1.4%	0.5%	1.9%	1.7%	0.6%	2.3%
Other	5.1%	5.0%	10.1%	6.0%	4.7%	10.7%

	68.9%	31.1%	100.0%	73.0%	27.0%	100.0%

The Company continues to grow it sales with OEM customers outside the traditional "Big 3" automotive brands.

The majority of production programs with the Asian automotive manufacturers operating in North America are within Decoma's exterior trim product range and the Company continues to win more business in this area. Although the Company moulds fascias for a number of North American Honda programs, the majority of Asian OEMs currently manufacture their bumper systems in-house. However, this may change as bumper systems and modules grow in size and complexity and as Asian OEM capital equipment reinvestment is required. The Company continues to closely monitor potential opportunities in this area, particularly in the Southern United States region.

The growth in sales to the VW Group is the result of the launch of the VW Group T5 (Transit Van) front end module contract and the recent launch of a number of new Audi programs. The Company's sales to the VW Group are expected to continue to grow significantly as program launches ramp up and the VW SLW (City Car) program launches at Formatex. In addition, on completion of its new Belplas paint line in the fourth quarter of 2003, the Company will supply fascias and front end modules for a portion of the volume on the VW Group A5 (Golf) program.

10        Decoma International Inc. 2003

The Company's largest production sales programs for 2003 in each of North America and Europe are expected to include:

North America

  •
  Ford U152 (Explorer)

  •
  Ford EN114 (Crown Victoria and Grand Marquis)

  •
  Ford U204 (Escape and Tribute)

  •
  DaimlerChrysler JR (Stratus, Sebring and Sebring Convertible)

  •
  DaimlerChrysler LH (Concorde, Intrepid and 300M)

Europe

  •
  DaimlerChrysler Mercedes C Class

  •
  DaimlerChrysler Mercedes E Class

  •
  VW Group T5 (Transit Van)

  •
  Opel Vectra

  •
  Ford Mondeo

The DaimlerChrysler LH (Concorde, Intrepid and 300M) program remains one of the Company's largest North American production sales programs despite the fact that this program ended in the current quarter and the new LX program does not start up until the first quarter of 2004.

Earnings Growth

The following table isolates the period over period impact of certain unusual income and expense items on the Company's key earnings measures.

(U.S. dollars, in millions except per share figures)	Operating Income			Net Income			Diluted EPS
Nine month period ended Sept. 30, 2002 as reported	$131.0			$69.9			$0.78
Add back other charge in the second quarter of 2002	8.3			8.3			0.08
Deduct other income in the first quarter of 2002	—			(2.9)			(0.03)

Adjusted nine month period ended Sept. 30, 2002 base	139.3			75.3			0.83
Add other income in the first quarter of 2003	—			1.4			0.01
Decrease over adjusted nine month period ended Sept. 30, 2002 base	(6.5)	(5%	)	(0.8)	(1%	)	(0.04)	(5%	)

Nine month period ended Sept. 30, 2003 as reported	$132.8			$75.9			$0.80

The other charge of $8.3 million in the second quarter of 2002 represents the write-off of Merplas deferred preproduction expenditures. Readers are asked to refer to the "Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion.

Other income in the first quarter of 2002 represents a $2.9 million after tax gain on the sale of a non-core North American operating division.

Other income in the first quarter of 2003 of $1.4 million represents the recognition in income of a pro rata amount of the Company's cumulative translation adjustment account on the permanent repatriation of $75 million of the Company's net investment in its United States operations.

Excluding other income and the Merplas deferred preproduction expenditures write-off, operating income declined 5% to $132.8 million and net income declined 1% to $75.9 million for the first nine months of 2003. The decline in operating income came primarily in Europe as a result of continued operating inefficiencies and costs related to new European facilities. In addition, foreign exchange losses in the corporate segment negatively impacted operating income. These declines were partially offset by the strong performance of the Company's North American operating segment primarily in the first two quarters of 2003. North American operating income in the third quarter of 2003 was flat due primarily to program changeovers, customer pricing pressures and Decostar costs.

Decoma International Inc. 2003        11

The percentage decline in net income was lower than the percentage decline in operating income due to lower interest expense, increased equity income and a reduction in the Company's effective tax rate.

Diluted earnings per share, excluding other income and the Merplas write-off, declined 5% to $0.80. The percentage decline in diluted earnings per share exceeded the percentage decline in net income due to the increase in the average number of diluted Class A Subordinate Voting and Class B Shares outstanding primarily as a result of the issuance of the Debentures and the recent issuances of Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows for the Three Month Periods Ended September 30, 2003 and 2002

	Three Month Periods Ended Sept. 30,
(U.S. dollars in millions)	2003	2002
EBITDA
North America	$58.7	$56.1
Europe
Excluding Merplas	(1.0)	4.6
Merplas	(1.5)	(2.4)

Total Europe	(2.5)	2.2
Corporate	(5.0)	(2.4)

	51.2	55.9
Interest, cash taxes and other operating cash flows	(13.7)	(14.4)

Cash flow from operations before changes in non-cash working capital	37.5	41.5
Cash invested in non-cash working capital	(33.1)	(7.2)
Fixed and other asset spending, net
North America	(29.7)	(11.2)
Europe	(19.4)	(9.2)
Acquisition spending – North America	(5.0)	—
Proceeds from disposition of operating division	—	0.3
Dividends
Convertible Series Preferred Shares	(3.4)	(3.0)
Class A Subordinate Voting and Class B Shares	(4.8)	(3.4)

Cash generated and available for debt reduction (shortfall to be financed)	(57.9)	7.8
Net increase in debt	64.0	14.9
Issuances of Class A Subordinate Voting Shares	—	4.6
Foreign exchange on cash and cash equivalents	0.4	(0.8)

Net increase in cash and cash equivalents	$6.5	$26.5

The Company has presented EBITDA as supplementary information concerning the cash operating earnings of the Company and because it is a measure that is widely used by analysts in evaluating the operating performance of companies in the automotive industry. The Company defines EBITDA as operating income plus depreciation and amortization plus the Merplas deferred preproduction expenditures write-off based on the respective amounts presented in the Company's unaudited interim consolidated statements of income included elsewhere herein. However, EBITDA does not have any standardized meaning under Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

Cash Flows Before Financing Activities

Capital and acquisition spending and dividends exceeded cash generated from operations by $57.9 million for the third quarter of 2003. This was due primarily to $33.1 million being invested in non-cash working capital. The increase in working capital is a result of the Company's new European facilities, increases in tooling related amounts, an increase in taxes receivable and the receipt of a substantial amount of customer payments after the quarter end cut-off.

Increased capital and acquisition spending and dividends and lower EBITDA also contributed to the usage of cash.

12        Decoma International Inc. 2003

Investing Activities

Capital spending, excluding acquisition spending, on a global basis totalled $49.1 million in the third quarter of 2003.

North American capital spending was $29.7 million which is up significantly from the comparative prior year period due to spending on the Company's new Decostar facility and paint line refurbishment spending at the Company's Nascote facility in the United States.

European capital spending totalled $19.4 million which is also up significantly from the comparative prior year period due to spending on the Company's Belgium paint line project and related assembly and sequencing facility and new program spending at Innoplas including spending for the DaimlerChrysler A Class program.

Acquisition spending in the third quarter of 2003 of $5.0 million represents additional payments for the FM Lighting Acquisition which was substantially completed during the current quarter.

Dividends

Dividends paid on the Company's Convertible Series Preferred Shares were $3.4 million for the third quarter of 2003 up from $3.0 million in the comparative quarter due to translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency.

Dividends paid in the third quarter of 2003 on Class A Subordinate Voting and Class B Shares totalled $4.8 million. This represents dividends declared of US$0.07 per share in respect of the three month period ended June 30, 2003.

Dividends paid during the third quarter of 2002 on Class A Subordinate Voting and Class B Shares totalled $3.4 million representing dividends declared of US$0.05 per share in respect of the three month period ended June 30, 2002.

Subsequent to September 30, 2003, the board of directors of the Company declared a dividend of US$0.07 per Class A Subordinate Voting and Class B Share in respect of the three month period ended September 30, 2003.

Financing Activities

Increases in debt during the quarter reflect additional draws on the Company's $300 million operating credit facility. Bank indebtedness grew to $80.2 million at September 30, 2003 compared to $11.4 million at June 30, 2003. Cash and cash equivalents at September 30, 2003 were $61.6 million compared to $55.2 million at June 30, 2003.

Decoma International Inc. 2003        13

Cash Flows for the Nine Month Periods Ended September 30, 2003 and 2002

	Nine Month Periods Ended Sept. 30,
(U.S. dollars in millions)	2003	2002

EBITDA
North America	$204.7	$189.7
Europe
Excluding Merplas	14.2	21.8
Merplas	(7.0)	(8.3)

Total Europe	7.2	13.5
Corporate	(14.8)	(5.5)

	197.1	197.7
Interest, cash taxes and other operating cash flows	(57.3)	(53.8)

Cash flow from operations before changes in non-cash working capital	139.8	143.9
Cash generated from (invested in) non-cash working capital	(95.2)	3.5
Fixed and other asset spending, net
North America	(77.5)	(33.6)
Europe	(42.8)	(20.7)
Acquisition spending – North America	(13.3)	(2.6)
Proceeds from disposition of operating division	—	5.7
Debenture interest payments	(1.2)	—
Dividends
Convertible Series Preferred Shares	(10.0)	(9.1)
Class A Subordinate Voting and Class B Shares	(13.0)	(10.2)

Cash generated and available for debt reduction (shortfall to be financed)	(113.2)	76.9
Net increase (decrease) in debt	15.1	(93.6)
Issuance of Debentures	66.1	—
Issuances of Class A Subordinate Voting Shares	4.7	4.7
Foreign exchange on cash and cash equivalents	6.9	1.7

Net decrease in cash and cash equivalents	$(20.4)	$(10.3)

Cash Flows Before Financing Activities

Capital and acquisition spending, Debenture interest and dividends exceeded cash generated from operations by $113.2 million for the first nine months of 2003. This was due primarily to $95.2 million being invested in non-cash working capital. The FM Lighting Acquisition, the Company's new European facilities, increases in tooling related amounts, a reduction in taxes payable and a substantial amount of customer payments being received after the quarter end cut-off, all contributed to the increase in non-cash working capital.

Substantially increased capital and acquisition spending and higher dividends also contributed to the usage of cash.

Acquisition spending of $13.3 million includes $10.4 million related to the FM Lighting Acquisition and $2.9 million related to the repayment of promissory notes that arose on the May 2001 acquisition of the remaining minority interest in the Company's Mexican operations.

Investing Activities

Capital spending, excluding acquisition spending and proceeds from disposition, on a global basis totalled $120.3 million in the first nine months of 2003.

The Company strives to keep its annual capital spending budget under 50% of EBITDA and will allocate capital within this limit in priority to those programs generating the greatest return on investment. In certain circumstances, the Company will spend greater than 50% of EBITDA in a particular year if a specific capital program is of longer term strategic importance and the expected returns over the life of the program justify the investment.

14        Decoma International Inc. 2003

Given economic uncertainties throughout 2001 and 2002, the Company eliminated or delayed planned capital spending wherever possible. As a result, full year 2001 and 2002 capital spending, excluding acquisition spending and proceeds from disposition, was well under the Company's 50% of EBITDA guideline. However, capital spending for 2003 is expected to increase and exceed 50% of EBITDA. Approved spending for 2003 is currently $195 million. The increase reflects continued spending on the Belgium paint line and Decostar projects, European spending related to new program launches and spending due to prior deferrals of previously planned facility upgrade and other process related and improvement projects. Readers are asked to refer to the "Financial Condition, Liquidity and Capital Resources — Unused and Available Financing Resources" section of this MD&A for further discussion.

Dividends

Dividends paid on the Company's Convertible Series Preferred Shares were $10.0 million for the first nine months of 2003 up from $9.1 million in the comparative prior year period due to translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency.

Dividends paid in the first nine months of 2003 on Class A Subordinate Voting and Class B Shares totalled $13.0 million. This represents dividends declared of US$0.07 per share in respect of the three month period ended June 30, 2003 and US$0.06 per share in respect of the three month periods ended March 31, 2003 and December 31, 2002. Dividends paid during the first nine months of 2002 totalled $10.2 million representing dividends declared of US$0.05 per share in respect of the three month periods ended June 30, 2002, March 31, 2002 and December 31, 2001.

Financing Activities

During the first quarter of 2003, the Company raised net proceeds of $66.1 million from the issuance of the Debentures. In addition, over the first nine months of 2003, the Company made net borrowings of $15.1 million primarily under its $300 million operating credit facility and issued 548,600 Class A Subordinate Voting Shares, totalling $4.7 million, to the Decoma employee deferred profit sharing program.

Consolidated Capitalization

(U.S. dollars in millions)	Sept. 30, 2003		December 31, 2002
Cash and cash equivalents	($61.6)		($82.1)
Bank indebtedness	80.2		55.0

	18.6		(27.1)
Debt due within twelve months
Due to Magna December 31, 2003 (previously due September 30, 2003)	44.3		38.3
Due to Magna January 1, 2004 (previously due October 1, 2003)	70.6		64.2
Other	5.5		8.0

	120.4		110.5
Long-term debt
Due to Magna December 31, 2004	82.6		75.1
Other	6.5		9.7

Net Conventional Debt	$228.1	23.3%	$168.2	22.6%

Liability portion of Convertible Series
Preferred Shares, held by Magna
Current	$73.0		$95.6
Long-term	68.4		116.2

	$141.4	14.5%	$211.8	28.5%

Shareholders' equity
Debentures	$67.8	7.0%	$—
Other	539.8	55.2%	362.7	48.9%

	$607.6	62.2%	$362.7	48.9%

Total Capitalization	$977.1	100.0%	$742.7	100.0%

Decoma International Inc. 2003        15

During the current quarter, Magna converted the Series 1, 2 and 3 Convertible Series Preferred Shares into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn$10.07 per Class A Subordinate Voting Share. Decoma issued 14,895,729 Class A Subordinate Voting Shares on conversion.

The Debentures and the remaining Series 4 and 5 Convertible Series Preferred Shares are also convertible into Class A Subordinate Voting Shares at the holders' option at fixed prices (Cdn$13.25 per share in the case of the Debentures and Cdn$13.20 per share in the case of the Series 4 and 5 Convertible Series Preferred Shares). The Company's Class A Subordinate Voting Shares closed at Cdn$14.25 on October 28, 2003, and have traded between Cdn$8.81 and Cdn$14.95 over the 52 week period ended October 28, 2003. As a result, it is possible that all, or a portion, of the Debentures and the Series 4 and 5 Convertible Series Preferred Shares will be settled with Class A Subordinate Voting Shares if the holders' exercise their fixed price conversion options. The possible conversion of the Company's Debentures and the Series 4 and 5 Convertible Series Preferred Shares into Class A Subordinate Voting Shares is reflected in the Company's reported diluted earnings per share.

In addition to the fixed price conversion options noted above, Magna may retract the Convertible Series Preferred Shares for cash at their face value after December 31, 2003 in the case of the Series 4 Convertible Series Preferred Shares and commencing December 31, 2004 in the case of the Series 5 Convertible Series Preferred Shares. Accordingly, the liability portion of the Series 4 Convertible Series Preferred Shares is shown as current and the liability portion of the Series 5 Convertible Series Preferred Shares is shown as long-term in the Company's consolidated balance sheet.

Should the holders' of the Debentures not exercise their fixed price conversion option, they are entitled to receive cash on redemption or maturity (subject to the Company's option of retiring the Debentures with Class A Subordinate Voting Shares in which case the number of Class A Subordinate Voting Shares issuable is based on 95% of the trading price of the Company's Class A Subordinate Voting Shares for the 20 consecutive trading days ending five trading days prior to the date fixed for redemption or maturity).

The Debentures mature on March 10, 2010 but are redeemable at the Company's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of the Company's Class A Subordinate Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the Debentures are redeemable at the Company's option at any time.

The Company can call the Series 4 and 5 Convertible Series Preferred Shares for redemption commencing December 31, 2005.

The Company's Net Conventional Debt to Total Capitalization at September 30, 2003 was 23.3% compared to 22.6% at December 31, 2002. This measure treats the Company's hybrid Debenture and Convertible Series Preferred Share instruments like equity rather than debt given their possible conversion into Class A Subordinate Voting Shares.

The Company's Net Conventional Debt plus the liability portions of the Convertible Series Preferred Shares to Total Capitalization, has improved to 37.8% at September 30, 2003 compared to 51.1% at December 31, 2002. This measure treats the liability portions of the Convertible Series Preferred Shares like debt rather than equity given their possible retraction for cash.

The Company's Net Conventional Debt plus the liability portions of the Convertible Series Preferred Shares plus the Debentures to Total Capitalization was 44.8% at September 30, 2003 compared to 51.1% at December 31, 2002. In addition to the liability portions of the Convertible Series Preferred Shares, this measure treats the Debentures like debt rather than equity given the possibility of settling them for cash on maturity or redemption rather than for Class A Subordinate Voting Shares.

Unused and Available Financing Resources

At September 30, 2003 the Company had cash on hand of $61.6 million and $234.8 million of unused and available credit facilities. Of the unused and available credit facilities, $219.8 million represents the unused and available portion of the Company's $300 million extendible, revolving credit facility that expires on May 27, 2004 at which time Decoma may request, subject to lender approval, further revolving 364 day extensions.

Debt, excluding bank indebtedness, that comes due in the next twelve months totals $120.4 million including debt due to Magna of $44.3 million due December 31, 2003 and $70.6 million due January 1, 2004.

Since the original maturity of the amounts due December 31, 2003 and January 1, 2004, the Company, with Magna's consent, has been extending the repayment of this debt at 90 day intervals at market interest rates. Although the Company expects Magna to continue to extend the repayment dates for this debt, there can be no assurance that Magna will do so.

The Company anticipates that capital expenditures and currently scheduled repayments of debt will exceed cash generated from operations in 2003. As a result, the Company is dependent on its lenders to continue to revolve its existing $300 million credit facility. In addition, the Company may seek additional debt or equity financing and/or pursue further extensions of the maturity dates of debt due to Magna or work with Magna to establish a new fixed long term amortization schedule related to this debt.

16        Decoma International Inc. 2003

In addition to the above unused and available financing resources, the Company sponsors a finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company. On completion of the tooling the facility provider sells the tooling to the Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.

A number of Magna affiliated companies are sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub limits. The Company's sub limit is $35 million. As at September 30, 2003, $1.6 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable.

Off Balance Sheet Financing

The Company's off balance sheet financing arrangements are limited to operating lease contracts.

A number of the Company's facilities are subject to operating leases with Magna and with third parties. As of December 31, 2002, operating lease commitments for facilities totalled $19.3 million for 2003 including $10.1 million under lease arrangements with Magna. For 2007, total operating lease commitments for facilities totalled $14.5 million including $9.8 million under lease arrangements with Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

The Company also has third party operating lease commitments for equipment. These leases are generally of shorter duration. As of December 31, 2002, operating lease commitments for equipment totalled $6.5 million for 2003. For 2007, operating lease commitments for equipment totalled $3.1 million.

Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the Company will incur capital expenditures to acquire equivalent capacity.

Return on Investment

Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was 29% for the year ended December 31, 2002. After tax return on common equity for the nine month period ended September 30, 2003 was 23%.

Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as operating income plus equity income divided by long term assets, excluding future tax assets, plus non-cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

	Return on Funds Employed				Funds Employed
(U.S. dollars in millions)	Nine month period ended Sept. 30, 2003		Year ended December 31, 2002		As at Sept. 30, 2003	As at December 31, 2002
North America	35%		35%		$679.1	$569.3
Europe
Excluding Merplas	(2%	)	1%		288.7	193.6
Merplas	(44%	)	(66%	)	30.3	26.9
Corporate	n/a		n/a		25.7	(0.1)

Global	20%		22%		$1,023.8	$789.7

Return on funds employed was 19.9% in the first nine months of 2003. Return on funds employed for the first nine months of 2003 compared to the full year 2002 was negatively impacted by the normal seasonal effects of lower sales and earnings in the third quarter; lower European operating income; and increased investments in Europe, particularly with the new Belplas paint line, and in North America at Decostar. In addition, the significant increase in the Company's working capital investment negatively impacted return on funds employed. Translation, particularly of European funds employed into the Company's U.S. dollar reporting currency, also negatively impacted return on funds employed. These negative impacts were partially offset by strong North American segment operating income in the first two quarters of 2003 and the 2002 write-down of Merplas deferred preproduction expenditures.

North America return on funds employed is likely to be negatively impacted in the fourth quarter of 2003 and in 2004 as the Company continues to make significant construction and start-up investments in its new Decostar facility.

Decoma International Inc. 2003        17

Operating inefficiencies and increased investments in Europe are expected to continue to negatively impact European (excluding Merplas) return on funds employed.

Further improvements to Merplas' return on funds employed are dependent on additional business to utilize open capacity. Readers are asked to refer to the "United Kingdom" section of this MD&A for further discussion regarding Merplas.

GOODWILL AND DEFERRED PREPRODUCTION EXPENDITURES

In 2002, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants for goodwill and other intangible assets. Upon initial adoption of these recommendations, the Company recorded a goodwill write-down of $12.3 million related to its United Kingdom reporting unit. This write-down was charged against January 1, 2002 opening retained earnings. As part of its assessment of goodwill impairment, the Company also reviewed the recoverability of deferred preproduction expenditures at its Merplas United Kingdom facility. As a result of this review, $8.3 million of deferred preproduction expenditures were written off as a charge against income in the second quarter of 2002.

OUTLOOK

United Kingdom

Given the magnitude of Merplas' historic losses, the Merplas results have been separately disclosed in this MD&A in order to better explain the performance of the European operating segment.

The Merplas facility was initially built to service the X400 program assembled at Jaguar's Halewood plant, and other Jaguar programs, including the X100 program, with additional capacity to service other future business opportunities. Production volumes on the Jaguar X400 and X100 programs continue at levels that are well below original planning volume estimates of 115,000 and 11,000, respectively. In 2002, production volumes were approximately 72,800 and 6,800 for the X400 and X100. Our current 2003 forecast for X400 production is between 55,000 to 61,000 vehicles and the X100 program is currently forecast at approximately 6,000 vehicles.

Merplas was recently awarded the Freelander fascia program by Ford PAG in the United Kingdom. The Company expects that the Freelander program will launch in the latter part of 2006 with an annual estimated volume of approximately 70,000 vehicles after ramp up.

The Company is continuing with its United Kingdom market review. As part of this review, the Company is assessing probable long term production volumes within the existing portfolio of business at its two United Kingdom facilities, Merplas and Sybex. In addition to the Jaguar and Freelander programs, these facilities produce for the BMW Mini and various Rover programs, amongst others. While BMW Mini program volumes are strong, long term volumes on the Jaguar and Rover programs remain subject to uncertainty. In addition, the probability of obtaining further new business for these facilities is being assessed.

The Company expects to complete this review during the fourth quarter of 2003. At that time, future United Kingdom capacity utilization and the resulting impact, if any, on the recoverability of the Company's United Kingdom investment will be determined.

Continental Europe

Improving operating performance in Europe remains a chief priority. Robert Brownlee has recently assumed responsibility for our European operations. In conjunction with this managment change, we are evaluating existing operating structures with a view toward improving overall operating performance in continental Europe.

Full Year 2003 Outlook

Our outlook for full year 2003 vehicle production volumes remains unchanged from prior guidance. North American light vehicle production is estimated at 15.9 million vehicles for 2003, a reduction of approximately 2% over 2002 vehicle production volumes of 16.3 million units. Western European light vehicle production is estimated at 16.0 million vehicles for 2003, also down approximately 2% from 2002 vehicle production volumes of 16.3 million units.

Decoma expects that North American sales and earnings will be negatively impacted in the fourth quarter of 2003 by increased spending at Decostar as the Company continues to prepare for the launch of this facility and by the continued impact of the changeover of the DaimlerChrysler LH changeover to the LX program (the LH program ended in the current quarter and the new LX program does not start up until the first quarter of 2004), the ramp up of Ford V229 (Freestar) program which recently replaced the WIN 126 (Windstar) program and continued intensive customer pricing pressures.

These negative impacts are expected to be partially offset by a stronger Canadian dollar relative to the U.S. dollar in the fourth quarter of 2003 compared to 2002, the FM Lighting Acquisition and the extension of Decoma fascia production on programs originally scheduled to end in the first half of 2003.

18        Decoma International Inc. 2003

European sales are expected to continue to be favourably impacted by a stronger Euro and British Pound relative to the U.S. dollar in the fourth quarter of 2003 compared to 2002. However, European earnings will continue to be negatively impacted by operating inefficiencies, costs associated with European sales growth, start up costs with the launch of the Company's new Belplas paint line and related assembly and sequencing facility and lower production volumes on certain high content programs.

In addition, subsequent to the current quarter end, one of the Company's European facilities completed the acquisition of a chroming line. The line is currently being converted to allow for grille chroming. The Company expects to launch the chroming line in early 2004 and commence the insourcing of grille chroming business currently outsourced by Decoma's European operations at that time. As a result, the fourth quarter of 2003 and the first half of 2004 are expected to be negatively impacted by chroming line start-up and launch costs.

The Company's outlook assumes that average exchange rates for the fourth quarter of 2003 for the Canadian dollar, Euro and British Pound relative to the U.S. dollar will approximate the average exchange rates experienced in the third quarter of 2003.

Diluted earnings per share in the fourth quarter of 2003 compared to 2002 will also be impacted by the dilutive effect of the Debentures that were issued by the Company at the end of the first quarter of 2003.

As a result of the above factors, the Company's full year 2003 sales and content expectations remain unchanged from prior guidance. North American content per vehicle is expected to be between $90 and $92, European content per vehicle is expected to be between $39 and $41 and total sales is expected to range between $2,275 million and $2,360 million.

Diluted earnings per share for the full year 2003, before possible charges, if any, related to the Company's United Kingdom review and its continental Europe review, is also expected to be within our previous guidance of $0.92 to $1.04.

FORWARD LOOKING STATEMENTS

The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "anticipate", "believe", "expect" and similar expressions are intended to identify forward looking statements. Persons reading this MD&A are cautioned that such statements are only predictions and that the Company's actual future results or performance may be materially different. In evaluating such forward looking statements readers should specifically consider the various risk factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. These risks and uncertainties include, but are not limited to, specific risks relating to the Company's relationship with its customers, the automotive industry in general and the economy as a whole. Such risks include, without limitation; the Company's reliance on its major OEM customers, increased pricing concession and cost absorption pressures from the Company's customers; the impact of production volumes and product mix on the Company's financial performance, including changes in the actual customer production volumes compared to original planning volumes; program delays and/or cancellations; the extent, nature and duration of purchasing or leasing incentive programs offered by automotive manufacturers and the impact of such programs on future consumer demand; warranty, recall and product liability costs and risks; the continuation and extent of automotive outsourcing by automotive manufacturers; changes in vehicle pricing and the resulting impact on consumer demand; the Company's operating and/or financial performance, including the affect of new accounting standards that are promulgated from time to time (such as the ongoing requirement for impairment testing of long lived assets) on the Company's financial results; the Company's ability to finance its business requirements and access capital markets; trade and labour issues or disruptions impacting the Company's operations and those of its customers; the Company's ability to identify, complete and integrate acquisitions and to realize projected synergies relating thereto; the impact of environmental related matters including emission regulations; risks associated with the launch of new facilities, including cost overruns and construction delays; technological developments by the Company's competitors; fluctuations in fuel prices and availability; electricity and natural gas cost volatility; government and regulatory policies and the Company's ability to anticipate or respond to changes therein; the Company's relationship with Magna International Inc.; currency exposure risk; fluctuations in interest rates; changes in consumer and business confidence levels; consumer personal debt levels; disruptions to the economy relating to acts of terrorism or war; and other changes in the competitive environment in which the Company operates. In addition, and without limiting the above, readers are cautioned that the specific forward looking statements contained herein relating to the Company's vehicle production volume outlook; the anticipated impact on 2003 North America sales and earnings of lower production volumes, Decostar spending, the scheduled changeover of certain high content programs and the Federal Mogul lighting acquisition; sales, operating income and return on funds employed improvement opportunities in Europe; the possible conversion of the Company's Debentures and Convertible Series Preferred Shares to Class A Subordinate Voting Shares; the Company's ability to raise necessary future financing; capital spending estimates; the future performance of Merplas; and the recoverability of the Company's remaining goodwill and other long lived assets, are all subject to significant risk and uncertainty. Readers are also referred to the discussion of "Other Factors" set out in the Company's Annual Information Form dated May 20th, 2003, wherein certain of the above risk factors are discussed in further detail. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

Decoma International Inc. 2003        19

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands) (unaudited)	As at September 30, 2003	As at December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$61,663	$82,059
Accounts receivable	441,359	306,870
Inventories	195,115	160,091
Income taxes receivable	7,073	—
Prepaid expenses and other	18,851	15,902

	724,061	564,922

Investments	19,974	17,382

Fixed assets, net	626,987	525,463

Goodwill, net (note 7)	68,056	62,008

Future tax assets	11,117	6,015

Other assets	16,505	16,745

	$1,466,700	$1,192,535

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 8(b))	$80,242	$55,021
Accounts payable	220,669	187,656
Accrued salaries and wages	67,551	59,715
Other accrued liabilities	81,911	54,104
Income taxes payable	—	13,336
Long-term debt due within one year	4,477	6,918
Debt due to Magna and related parties within one year (note 8(c))	115,944	103,536
Convertible Series Preferred Shares, held by Magna (note 8(a))	73,027	95,639

	643,821	575,925

Long-term debt	6,474	9,677

Long-term debt due to Magna and related parties (note 8(c))	82,628	75,094

Convertible Series Preferred Shares, held by Magna (note 8(a))	68,407	116,140

Other long-term liabilities	6,831	4,837

Future tax liabilities	50,989	48,114

Shareholders' equity:
Debentures (note 9)	67,845	—
Convertible Series Preferred Shares (note 10)	10,776	18,765
Class A Subordinate Voting Shares (note 10)	287,137	172,488
Class B Shares (note 10)	30,594	30,594
Retained earnings	167,949	111,450
Currency translation adjustment	43,249	29,451

	607,550	362,748

	$1,466,700	$1,192,535

See accompanying notes

20        Decoma International Inc. 2003

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three Month Periods Ended Sept. 30,		Nine Month Periods Ended Sept. 30,
(U.S. dollars, in thousands except share and per share figures) (unaudited)	2003	2002	2003	2002
Sales	$556,444	$465,518	$1,709,671	$1,528,485

Cost of goods sold	457,402	371,693	1,370,209	1,213,115
Depreciation and amortization	22,258	19,806	64,321	58,438
Selling, general and administrative (note 5)	42,215	32,541	124,046	98,066
Affiliation and social fees	5,663	5,366	18,337	19,573
Other charge (note 7)	—	—	—	8,301

Operating income	28,906	36,112	132,758	130,992
Equity (income) loss	(406)	305	(1,428)	(474)
Interest expense, net	2,551	3,065	7,828	9,474
Amortization of discount on Convertible Series Preferred
Shares	2,316	2,028	6,617	6,413
Other income (note 6)	—	—	(1,387)	(3,874)

Income before income taxes	24,445	30,714	121,128	119,453
Income taxes	9,686	12,092	45,249	49,523

Net income	$14,759	$18,622	$75,879	$69,930

Financing charges on Convertible Series Preferred Shares and
Debentures, net of taxes (note 9)	$(2,459)	$(1,137)	$(6,410)	$(3,495)

Net income attributable to Class A Subordinate Voting and
Class B Shares	12,300	17,485	69,469	66,435
Retained earnings, beginning of period	160,451	79,654	111,450	49,768
Dividends on Class A Subordinate Voting and Class B Shares	(4,802)	(3,403)	(12,970)	(10,163)
Adjustment for change in accounting policy for goodwill
(note 7)	—	—	—	(12,304)

Retained earnings, end of period	$167,949	$93,736	$167,949	$93,736

Earnings per Class A Subordinate Voting or Class B Share
Basic	$0.17	$0.26	$1.00	$0.98
Diluted	$0.16	$0.21	$0.80	$0.78

Average number of Class A Subordinate Voting and
Class B Shares outstanding (in millions)
Basic	73.2	67.9	69.8	67.7
Diluted	106.4	98.4	103.5	98.3

See accompanying notes

Decoma International Inc. 2003        21

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Month Periods Ended Sept. 30,		Nine Month Periods Ended Sept. 30,
(U.S. dollars in thousands) (unaudited)	2003	2002	2003	2002
Cash provided from (used for):
OPERATING ACTIVITIES
Net income	$14,759	$18,622	$75,879	$69,930
Items not involving current cash flows	22,704	22,862	63,918	73,981

	37,463	41,484	139,797	143,911
Changes in non-cash working capital	(33,106)	(7,186)	(95,212)	3,541

	4,357	34,298	44,585	147,452

INVESTING ACTIVITIES
Fixed asset additions	(48,435)	(18,762)	(118,678)	(50,376)
Increase in investments and other assets	(757)	(1,770)	(2,082)	(4,196)
Business acquisitions (note 13)	(4,984)	—	(13,260)	(2,584)
Proceeds from disposition of fixed and other assets	123	173	457	225
Proceeds from disposition of operating division, net (note 6(b))	—	340	—	5,736

	(54,053)	(20,019)	(133,563)	(51,195)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	67,313	15,251	19,323	(75,372)
Repayments of long-term debt	(3,327)	(361)	(4,159)	(10,483)
Repayments of debt due to Magna and related parties	(26)	—	(77)	(7,836)
Issuance of Debentures (note 9)	—	—	66,128	—
Debentures interest payments	—	—	(1,252)	—
Issuances of Class A Subordinate Voting Shares (note 10)	—	4,554	4,715	4,663
Dividends on Convertible Series Preferred Shares	(3,403)	(3,031)	(9,986)	(9,076)
Dividends on Class A Subordinate Voting and Class B Shares	(4,802)	(3,403)	(12,970)	(10,163)

	55,755	13,010	61,722	(108,267)

Effect of exchange rate changes on cash and cash equivalents	430	(832)	6,860	1,736

Net increase (decrease) in cash and cash equivalents during the period	6,489	26,457	(20,396)	(10,274)
Cash and cash equivalents, beginning of period	55,174	57,540	82,059	94,271

Cash and cash equivalents, end of period	$61,663	$83,997	$61,663	$83,997

See accompanying notes

22        Decoma International Inc. 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and nine month periods ended September, 2003 and 2002

1.     THE COMPANY

Decoma International Inc. ("Decoma" or the "Company") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

2.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Decoma have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2002 (the Company's "annual financial statements") which were included in the Company's annual report to shareholders for the year then ended.

The unaudited interim consolidated financial statements have been prepared on a basis that is consistent with the accounting policies set out in the Company's annual financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at September 30, 2003 and the results of its operations and cash flows for the three and nine month periods ended September 30, 2003 and 2002.

3.     CYCLICALITY OF OPERATIONS

Substantially all revenue is derived from sales to the North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

4.     USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

5.     FOREIGN EXCHANGE

Selling, general and administrative expenses ("SG&A") are net of earnings (losses) resulting from foreign exchange of:

	Three Month Periods Ended Sept. 30,		Nine Month Periods Ended Sept. 30,
(U.S. dollars in thousands)	2003	2002	2003	2002
Foreign exchange (loss) income	$(1,351)	$(106)	$(6,251)	$19

Decoma International Inc. 2003        23

6.     OTHER INCOME

(a)
During the first quarter of 2003, the Company permanently repatriated $75 million from its United States operations. This repatriation gave rise to the recognition of a pro rata amount of the Company's cumulative translation adjustment account. This amount, totalling $1.4 million, has been included in other income and is not subject to tax.

(b)
During the first quarter of 2002, the Company completed the divestiture of one of its non-core North American divisions. The division was engaged in the coating of automotive parts. The Company recorded other income of $3.9 million related to this transaction, representing the excess of sale proceeds over the carrying value of the fixed and working capital assets of this division and direct costs related to the transaction. Income taxes includes an expense of $1.0 million related to this transaction.

7.     GOODWILL AND DEFERRED PREPRODUCTION EXPENDITURES

In 2002, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants for goodwill and other intangible assets. Upon initial adoption of these recommendations, the Company recorded a goodwill write-down of $12.3 million related to its United Kingdom reporting unit. This write-down was charged against January 1, 2002 opening retained earnings. As part of its assessment of goodwill impairment, the Company also reviewed the recoverability of deferred preproduction expenditures at its Merplas United Kingdom facility. As a result of this review, $8.3 million of deferred preproduction expenditures were written off as a charge against income in the second quarter of 2002. Refer to note 2 to the Company's annual financial statements for further information.

8.     DEBT

(a)   Convertible Series Preferred Shares

During the third quarter of 2003, the Series 1, 2 and 3 Convertible Series Preferred Shares held by Magna International Inc. ("Magna") were converted into Class A Subordinate Voting Shares at a fixed conversion price of Cdn$10.07 per Class A Subordinate Voting Share. Decoma issued 14,895,729 Class A Subordinate Voting Shares on conversion.

The liability amounts for the Series 4 Convertible Series Preferred Shares are presented as current liabilities. The Series 4 Convertible Series Preferred Shares are retractable by Magna at their aggregate face value of Cdn$100 million after December 31, 2003. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.20 per share.

The liability amounts for the Series 5 Convertible Series Preferred Shares are presented as long-term liabilities as these are not retractable by Magna until December 31, 2004. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.20 per share.

The Series 4 and 5 Convertible Series Preferred Shares are redeemable by the Company commencing December 31, 2005.

(b)   Credit Facility

At September 30, 2003 the Company had lines of credit totalling $325.7 million. Of this amount, $300 million is represented by an extendible, revolving credit facility that expires on May 27, 2004, at which time the Company may request, subject to lender approval, further revolving 364-day extensions. The unused and available lines of credit at September 30, 2003 were approximately $234.8 million.

(c)   Debt Due to Magna and Related Parties

The Company's debt due to Magna and related parties consists of the following:

(U.S. dollars in thousands)	September 30, 2003	December 31, 2002
Debt denominated in Canadian dollars (i)	$44,293	$38,256
Debt denominated in Euros (ii)	153,199	139,324
Lease obligation denominated in Euros	1,080	1,050

	198,572	178,630
Less due within one year	115,944	103,536

	$82,628	$75,094

24        Decoma International Inc. 2003

        Notes:

  (i)
  The debt denominated in Canadian dollars arose on closing of the Global Exteriors Transaction. This debt initially bore interest at 7.5% and was repayable in 2001. In addition to the maturity date, the interest rate on this debt was subsequently renegotiated to 4.85% effective September 4, 2001, 3.10% effective January 1, 2002, 3.60% effective April 1, 2002, 3.83% effective July 1, 2002, 3.90% effective October 1, 2002, 3.85% effective January 1, 2003, 4.25% effective April 1, 2003, 4.19% effective July 1, 2003 and 3.86% effective October 1, 2003. The maturity date of this Cdn$60 million debt has been extended to December 31, 2003.

  (ii)
  The debt denominated in Euros arose on closing of the Global Exteriors Transaction. The debt initially bore interest at 7.0% to 7.5% and was repayable over the period to December 31, 2004 with the first tranche of the principal due October 1, 2002. In addition to the maturity date, the interest rate on the first tranche of the principal was renegotiated to 4.29% effective October 2, 2002, 3.86% effective January 2, 2003, 3.51% effective April 2, 2003, 3.14% effective July 2, 2003 and 3.32% effective October 2, 2003. Of the debt outstanding at September 30, 2003, $70.6 million is due January 1, 2004 and $82.6 million is due December 31, 2004.

9.     DEBENTURES

On March 27, 2003, the Company issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures (the "Debentures") maturing March 31, 2010. The Debentures are convertible at the option of the holder at any time into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.25 per share. All or part of the Debentures are redeemable at the Company's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of the Company's Class A Subordinate Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the Debentures are redeemable at the Company's option at any time. On redemption or maturity, the Company will have the option of retiring the Debentures with Class A Subordinate Voting Shares in which case the number of Class A Subordinate Voting Shares issuable is based on 95% of the trading price of the Company's Class A Subordinate Voting Shares for the 20 consecutive trading days ending five trading days prior to the date fixed for redemption or maturity. In addition, the Company may elect from time to time to issue and deliver freely tradeable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Debentures.

Under Canadian GAAP, the key attributes of the Debentures are separately valued and accounted for as follows:

  •
  the present value of principal and interest (each of which can, at the option of the Company, be settled with the issuance of Class A Subordinate Voting Shares) has been presented as equity. The present value was determined using a discount rate of 7.75% reflecting an estimate of the coupon rate that the Debentures would have borne absent the holders' conversion feature. The resulting discount is accreted to the Debentures' face value over the period from issuance to unrestricted redemption (March 31, 2008) through periodic charges, net of income taxes, to retained earnings; and

  •
  the holders' conversion feature is similar to a stock warrant as it provides the holder with the option to exchange their Debentures for Class A Subordinate Voting Shares at a fixed price. The residual approach was used to value this attribute and this amount is also presented as equity.

In addition to the impact on diluted earnings per share of the Company's Convertible Series Preferred Shares and issued and outstanding stock options, diluted earnings per share have been calculated based on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the period had the holders of the Debentures exercised their fixed price conversion rights at the date of issuance of the Debentures.

10.   CAPITAL STOCK

Class and Series of Outstanding Securities

For details concerning the nature of the Company's securities, please refer to note 11, "Convertible Series Preferred Shares", and note 12, "Capital Stock", of the Company's annual financial statements.

Decoma International Inc. 2003        25

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued
Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	3,500,000	2,000,000
Preferred Shares, issuable in series	Unlimited	—
Class A Subordinate Voting Shares	Unlimited	51,598,628
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	31,909,091

During the second quarter of 2003, the Company issued 548,600 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing plan.

During the third quarter of 2003, the Company issued 14,895,729 Class A Subordinate Voting Shares on conversion of the Series 1, 2 and 3 Convertible Series Preferred Shares (see note 8(a)).

Incentive Stock Options

Information concerning the Company's Incentive Stock Option Plan is included in note 12, "Capital Stock", of the Company's annual financial statements. The following is a continuity schedule of options outstanding:

	Number	Weighted Average Exercise Price	Number of Options Exercisable
Outstanding at December 31, 2002	2,195,000	Cdn$13.13	1,444,000
Granted	455,000	Cdn$12.43
Cancelled	(10,000)	Cdn$10.30	(4,000)
Vested			277,000

Outstanding at September 30, 2003	2,640,000	Cdn$13.02	1,717,000

The maximum number of shares reserved to be issued for stock options is 4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at September 30, 2003 is 1,408,750. The total number of shares issued from exercised stock options, from the inception date of the plan, is 51,250.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated (no stock options were issued during the three month periods ended September 30, 2003 and 2002):

	Nine Month Periods Ended Sept. 30,
(U.S. dollars in thousands)	2003	2002
Risk free interest rate	3.0%	2.7%
Expected dividend yield	3.2%	1.9%
Expected volatility	39%	37%
Expected life of options (years)	5	5

The Black-Scholes option valuation model, as well as other currently accepted option valuation models, was developed for use in estimating the fair value of freely tradable options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

However, for purposes of pro forma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B Shares, based on the fair value of all stock options at the grant date, would have been:

26        Decoma International Inc. 2003

	Three Month Periods Ended Sept. 30,		Nine Month Periods Ended Sept. 30,
(U.S. dollars, in thousands except per share figures)	2003	2002	2003	2002
Net income attributable to Class A Subordinate Voting and Class B Shares	$12,300	$17,485	$69,469	$66,435
Pro forma adjustments for the fair value of stock option grants	(316)	(218)	(868)	(816)

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$11,984	$17,267	$68,601	$65,619

Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$0.16	$0.25	$0.98	$0.97
Diluted	$0.16	$0.21	$0.79	$0.77

Maximum Shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options, Convertible Series Preferred Shares and Debentures issued and outstanding as at September 30, 2003 were exercised or converted:

Number of Shares
Class A Subordinate Voting Shares outstanding at September 30, 2003	51,598,628
Class B Shares outstanding at September 30, 2003	31,909,091
Options to purchase Class A Subordinate Voting Shares	2,640,000
Debentures, convertible by the holders at Cdn$13.25 per share	7,547,170
Convertible Series Preferred Shares, convertible at Cdn$13.20 per share	15,151,516

108,846,405

The above amounts include shares issuable if the holders of the Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle Debenture interest and principal with shares.

11.   CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company.

12.   SEGMENTED INFORMATION

The Company operates in one industry segment, the automotive exteriors business. As at September 30, 2003, the Company had 27 manufacturing facilities in North America and 14 in Europe. In addition, the Company had 8 product development and engineering centres.

The Company's European divisions are managed separately from the Company's North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

Decoma International Inc. 2003        27

The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value. The following tables show certain information with respect to segment disclosures.

	Three Month Period Ended September 30, 2003
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$373,358	$183,738	$—	$557,096
Inter-segment sales	(136)	(516)	—	(652)

Sales to external customers	$373,222	$183,222	$—	$556,444

Depreciation and amortization	$15,776	$6,482	$—	$22,258

Operating income (loss)	$42,923	$(9,017)	$(5,000)	$28,906

Equity income	$(406)	$—	$—	$(406)

Interest expense (income), net	$7,762	$4,557	$(9,768)	$2,551

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$2,316	$2,316

Fixed assets, net	$423,966	$203,021	$—	$626,987

Fixed asset additions	$29,599	$18,876	$—	$48,435

Goodwill, net	$48,711	$19,345	$—	$68,056

	Three Month Period Ended September 30, 2002
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$331,098	$135,227	$—	$466,325
Inter-segment sales	(205)	(602)	—	(807)

Sales to external customers	$330,893	$134,625	$—	$465,518

Depreciation and amortization	$14,036	$5,770	$—	$19,806

Operating income (loss)	$42,133	$(3,656)	$(2,365)	$36,112

Equity loss	$305	$—	$—	$305

Interest expense (income), net	$8,930	$4,972	$(10,837)	$3,065

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$2,028	$2,028

Fixed assets, net	$351,067	$138,248	$—	$489,315

Fixed asset additions	$9,596	$9,166	$—	$18,762

Goodwill, net	$44,579	$16,508	$—	$61,087

	Nine Month Period Ended September 30, 2003
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$1,180,502	$531,528	$—	$1,712,030
Inter-segment sales	(527)	(1,832)	—	(2,359)

Sales to external customers	$1,179,975	$529,696	$—	$1,709,671

Depreciation and amortization	$45,165	$19,156	$—	$64,321

Operating income (loss)	$159,469	$(11,908)	$(14,803)	$132,758

Equity income	$(1,428)	$—	$—	$(1,428)

Interest expense (income), net	$20,913	$13,382	$(26,467)	$7,828

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$6,617	$6,617

Other income (note 6 (a))	$—	$—	$1,387	$1,387

Fixed assets, net	$423,966	$203,021	$—	$626,987

Fixed asset additions	$77,523	$41,155	$—	$118,678

Goodwill, net	$48,711	$19,345	$—	$68,056

28        Decoma International Inc. 2003

	Nine Month Period Ended September 30, 2002
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$1,118,755	$411,649	$—	$1,530,404
Inter-segment sales	(1,280)	(639)	—	(1,919)

Sales to external customers	$1,117,475	$411,010	$—	$1,528,485

Depreciation and amortization	$41,009	$17,429	$—	$58,438

Other charge (note 7)	$—	$8,301	$—	$8,301

Operating income (loss)	$148,779	$(12,240)	$(5,547)	$130,992

Equity income	$(474)	$—	$—	$(474)

Interest expense (income), net	$18,261	$15,365	$(24,152)	$9,474

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$6,413	$6,413

Other income (note 6(b))	$(3,874)	$—	$—	$(3,874)

Fixed assets, net	$351,067	$138,248	$—	$489,315

Fixed asset additions	$30,677	$19,699	$—	$50,376

Goodwill, net	$44,579	$16,508	$—	$61,087

13.   BUSINESS ACQUISITIONS

(a)
During the second quarter of 2003, the Company entered into an agreement to acquire Federal Mogul's original equipment automotive lighting operations in Matamoros, Mexico, a distribution centre in Brownsville, Texas, an assembly operation in Toledo, Ohio and certain of the engineering operations, contracts and equipment at Federal Mogul's original equipment automotive lighting operations in Hampton, Virginia. The total purchase price was $2.25 million for fixed assets plus an amount for inventory based on the final determination of the value of inventory on hand plus transaction costs. The transaction closed on April 14, 2003 with a transition of the Hampton, Virginia contracts and assets over the balance of 2003. As at September 30, 2003, the transaction was substantially complete with a total purchase price of $10.4 million representing $10.25 million (including $8.0 million for inventory) paid to Federal Mogul plus transaction costs.

(b)
During both the second quarter of 2002 and the second quarter of 2003, the Company repaid two promissory notes that were due May 31, 2002 and May 31, 2003, respectively, each in the amount of Cdn$4 million that arose on the May 2001 acquisition of the remaining minority interest in Decomex Inc. Refer to note 3 to the Company's annual financial statements for further information regarding this acquisition.

Decoma International Inc. 2003        29

Transfer Agents & Registrars

Canada

Class A Subordinate Voting Shares
    Computershare Trust Company
    of Canada, Toronto

United States

Class A Subordinate Voting Shares
    Computershare Trust Company, Inc.,
    Golden, Colorado

Stock Listings

Class A Subordinate Voting Shares
    Toronto Stock Exchange — DEC.A
    NASDAQ National Market — DECA

Auditors

Ernst & Young LLP
Toronto, Canada

Principal Bankers

Royal Bank of Canada
Citibank Canada
Toronto, Canada

Investor Information

Shareholders seeking assistance or
information about the Company are
requested to contact:

S. Randall Smallbone
Executive Vice-President, Finance
and Chief Financial Officer

50 Casmir Court, Concord, Ontario,
Canada L4K 4J5
Telephone: (905) 669-2888
Fax: (905) 669-5075

www.decoma.com

Decoma International Inc.
50 Casmir Court, Concord, Ontario
Canada L4K 4J5
Tel. 905.669.2888    Fax. 905.669.5075

QuickLinks

  EXHIBIT 99
TO OUR SHAREHOLDERS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Three and nine month periods ended September, 2003 and 2002